SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ No. 06.164.253/0001-87 NIRE 35.300.314.441

I.           Date, Time and Place: On March 26, 2024, at 04:00 pm, in a hybrid format, considered to be held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meeting room, Jardim Aeroporto, CEP 04626-020, in the city and state of São Paulo.

II.         Call and Attendance The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting. The members of the Fiscal Council, in compliance with Article 163, § 3, of the Brazilian Corporation Law and the Statutory Audit Committee, in compliance with the Article 20 of its Internal Regulations, were also invited to the meeting.

III.	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.	Agenda: Deliberate on: (i) the Management Report and the financial statements presented by Management regarding the fiscal year ended on December 31, 2023; (ii) the Financial Statements and other accounts presented by the Company's Management, related to the fiscal year ended on December 31, 2023 ("Financial Statements"); (iii) Approve the Unaudited Interim Condensed Consolidated Financial Statements of the Company, relating to the period ended on December 31, 2023; (iv) the independence of the candidates for the Company's Board of Directors; (v) the call of shareholders to convene at the Ordinary and Extraordinary General Meeting of the Company ("OEGSM"), as well as the respective Management Proposal; and (vi) the approval and ratification of all actions taken by the Company's Management related to the matters on this agenda.

V.	Presentations, Initial Analysis and Suspension of Work: After the initial presentations of the topics on the Agenda, providing the necessary clarifications, the members of the Board of Directors agreed to suspend the meeting for the period necessary for the Independent Auditor to conclude the its opinion on the Company's Financial Statements, referring to the fiscal year ended December 31, 2023.

VI.	Resumption of Work and Deliberation: Restarted of the work at 11am on March 27, 2024, after the analysis and discussion of the matters on the agenda, the attending Directors unanimously and without reservations approved the following:

(i)          The Management Report and the accounts presented by Management regarding the fiscal year ended on December 31, 2023.

(ii)	The Financial Statements, accompanied by the Independent Auditors' Report, issued without reservations, and the opinions issued by the Statutory Audit Committee and Fiscal Council of the Company. The Financial Statements, duly approved by the board, will have a copy filed at the registered office, will be disclosed within the legal timeframe, and will be submitted to the OEGSM, with a recommendation for shareholders' approval.

(iii)	The Unaudited Interim Condensed Consolidated Financial Statements of the Company, for the period ended on December 31, 2023.

(iv)	To state that, after proper verification and receipt of individual declarations from the candidates for the Board of Directors mentioned below, in accordance with Article 7, sections I and II, of Annex K of CVM Resolution No. 80/2022, as amended ("CVM Resolution 80"), it has been confirmed that Mr. Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Tymothy Robert Coleman, and Paul Stewart Aronzon meet the independence criteria set forth in Article 6 of Annex K of CVM Resolution 80, so if elected, such members will be considered independent directors.

(v)	The call of the OEGSM, to be held on April 30, 2024, at 10:00, whose notice of convocation will be published and disclosed within the legal timeframe, as well as the respective Management Proposal, that was duly initialed by the board, filed in the headquarters of the Company, and will be made available to shareholders within the legal deadline.

(vi)	The approval and ratification of all acts carried out by the Company's Management for the implementation of the resolutions taken in the above items.

VII.      Signatures: As there was nothing further to discuss, the meeting was closed for drawing up these minutes, which were read, approved and signed by the attending members of the Board of Directors and by the President and the Secretary. President: Sr. Constantino de Oliveira Junior; Secretary: Sra. Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Paul Stewart Aronzon e Timothy Robert Coleman.

I certify that this is a true copy of the minutes recorded in the proper book.

São Paulo/SP, March 27, 2024.

Presiding Board:

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer